

Arbol Update: We're Growing. Invest in Arbol.

Sep 17, 2021

 David Gonzalez for Arbol

🌲 Arbol is a platform connecting low-income students with financial and community support. 🌲

Hello all,

Thank you for joining the Arbol team on this journey. While it is certainly early innings for us, we have made a ton of progress since kicking off this project in February 2021.

In only 6 months, we've graduated Founder Institute, formed a team of five, established a key partnership with the Urban League and launched our product MVP to our first 12 students. We are currently raising a financing round to support the build of the Arbol platform and establishing relationships with donors to support our students.

We're excited about all we have accomplished so far, and energized for the road ahead of us. We look forward to your continued support.

Sincerely,
The Arbol team

P.S. Look out for more frequent updates -- at least once per month moving forward!

🎙️ Announcements

- The team is raising a $150K pre-seed round on a $2.5M valuation cap. The round is hosted on equity crowdfunding platform Wefunder. The team has made the deal available for early investors at a $2M valuation cap. The public launch will occur on October 4th 2021. Participate today.

- Timothy Johnson, Urban League has joined Arbol's customer advisory board and has helped to design a beta program and referred several students to participate. Timothy brings 15+ years experience in community work and has spent that last decade as Program Coordinator of the Black Scholars Program at Urban League of Rochester Learn more about Timothy.

🤝 Traction

- Established strategic partnerships nationally known organizations such as Urban League, Road to Hire and Buffalo Prep. Relationships pending with Georgia Tech and National Black MBAs.

- Grown student pipeline to 4K+ students, 15 social impact organizations and 100+ donors that total $24M in potential annualized GMV.

📦 Product

- Launched the Arbol MVP to a private beta group consisting of 12 students referred by the Urban League, Buffalo Prep and Road to Hire.

- The team has collected data from beta students to perform due diligence and assess need to support their fundraising goals. The learnings will be used to create an onboarding tool to automate the process.

- View the latest product overview to try out Arbol's feature prototypes

💰 Fundraising

- Arbol is raising a $150K pre-seed round on a $2.5M cap SAFE. The round already has $25K in commitments from investors. The team is looking to add another $25-50K from strategic investors before making the round available to retail investors on Wefunder.

- Based on the current burn forecast, with no revenue, this initial $150K tranche will give the company 15+ months of runway with 1 full-time developer, a part time product designer and a community manager.

- Future fundraising strategy will be determined by the traction the business is seeing and the capital requirements to capture the opportunity at hand at pace necessary to win the market.

- Please read Arbol's investment memo for more information.

🙏 Asks

- The team is seeking referrals to angels or potential investors to participate in Arbol's pre-seed round. Please share our fundraising campaign link: wefunder.com/arbol to your network.

- Lastly, the team seeking donors to participate in Arbol's beta program. Please send referrals our way.



Arbol Update: You can't have a forest until you plant your first tree.

Nov 4, 2021

 Arbol is a platform connecting low-income students with financial and community support. 🌲

Hello all,

We are starting to pick up significant momentum as we enter Q4 2021:

💥First, we had a major breakthrough with our business model, we learned that through establishing a fiscal sponsorship that we can provide supporters tax exemption for the contributions that they make towards the students' fundraising goals. This ensures that supporters maintain their economic incentive for making a charitable contribution when giving on the Arbol platform.

💥Second, we've evolved the focus of our distribution model to include student affairs and college alumni. To acquire students, we've started to partner with student affairs departments at colleges and universities to provide Arbol as a service for their students. To acquire supporters, we've grown lists of several thousand donors that are actively giving to the alma matter of the colleges/universities that our students attend and will lure them to Arbol with a superior experience.

💥Third, and most important, we've achieved a key milestone! Sarah Ash, a Washington University student and aspiring virologist referred by the Urban League of Rochester has raised $3,000 to cover her fundraising goal for the Spring 2022 semester.

As always, we appreciate the support and advice that we pick every time we get a chance to share what we are doing with others.

Sincerely,
🌲 The Arbol team

👉 P.S. Early investors have until this Friday to participate in the round at $2M cap SAFE. Invest now here: https://wefunder.com/arbol

💰 Fundraising

- Arbol's $150K pre-seed round on a $2.5M cap SAFE is still open for early investors and will be making the round available to the Wefunder network later this month.
- Early investors have until this Friday to participate in the round at $2M cap SAFE. Invest now here: https://wefunder.com/arbol

🎯 Strategy + Business Model

- Adopted fiscal sponsorship model to enable all supporters' contributions towards to be tax deductible. The team is currently looking for the right partner to provide the fiscal partnership that meets the needs of the supporters and the business.

🤝 Traction

- 5 active supporters have contributed a total of $3,000 to reach Sarah Ash's fundraising goal for the Spring 2022 semester.
- Added 5,000+ supporters to the pipeline who are actively giving over $25M annually to their respective colleges and universities in the Western NY area.
- Engaged student affairs at several colleges locally to provide Arbol as a service for the first generation and low income students. Early feedback is positive with potential partnerships to materialize aligned with product launch.
- Arbol continues to explore opportunities with social impact organizations to provide a platform to hep their students raise funds.

📦 Product

- Obtained critical feedback from beta students on student signup, due diligence and goal creation features. The feedback was reviewed by the product team, features were redesigned and the engineers have started to build.
- The team is building the student experience and aim to have version one shipped before the end of the year. Meanwhile, the beta group will shift to testing the student updates and supporter social feeds.
- Lastly, the team plans on sharing a link to a live product demo as part of the next newsletter. In the meantime please review one of our revised prototype for Student's Profile + Goals.

🙏 Asks

- The team is seeking referrals to angels or potential investors to participate in Arbol's pre-seed round. Please share our fundraising campaign link: wefunder.com/arbol to your network.







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